UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 16, 2015



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On June 16, 2015 Irvin E. Aal notified the Board of Directors that he will not be standing for re-election as a Class I Director on the Board of Directors at the Annual Meeting of Shareholders to be held in December 2015. Mr. Aal will be 76 years of age at the time of the election, and as such, does not meet the age requirements for serving on the Board of Directors.

(e) On June 16, 2015 the Human Resources Committee (the *"Committee"*) of the Board of Directors of Winnebago Industries, Inc. (the *"Company"*) approved effective August 30, 2015, the beginning of the Company's 2016 fiscal year, (i) the Officers Incentive Compensation Plan-Fiscal Period 2016 (the *"2016 Incentive Compensation Plan"*) and (ii) the Officers Long‑Term Incentive Plan-Fiscal Three‑Year Period 2016, 2017 and 2018 (the *"LTIP 2016‑2018"*). Randy J. Potts (Chairman of the Board, Chief Executive Officer and President), Sarah N. Nielsen (Vice President, Chief Financial Officer), Robert L. Gossett (Vice President, Administration) (retired in January 2015), S. Scott Degnan (Vice President, Sales and Product Management) and William J. O'Leary (Vice President, Product Development) (retired in January 2015), each currently employed by the Company unless otherwise noted and a "named executive officer" as determined by Securities and Exchange Commission reporting rules (collectively, the *"Named Executive Officers"*), will participate in both the 2016 Incentive Compensation Plan and the LTIP 2016‑2018.

The 2016 Incentive Compensation Plan provides for an annual incentive award based upon financial performance of the Company. The purpose of the 2016 Incentive Compensation Plan is to promote the growth and profitability of the Company by providing its officers with an incentive to achieve corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the Company. The 2016 Incentive Compensation Plan is an annual program that provides for annual measurements of financial performance and an opportunity for an annual incentive payment based on financial results measured against predetermined financial performance targets established by the Committee (such as earnings, return on equity, return on invested capital or other applicable measures). Under the 2016 Incentive Compensation Plan, the amount of the Named Executive Officers' incentive compensation for the fiscal year shall be in direct proportion to the Company's financial performance expressed as a percentage (Financial Factor) against the base salary bonus (Target) for each participant. The Named Executive Officers must be employed by the Company at the end of the fiscal year to be eligible for any incentive payment, except for pro-rated payments made at the discretion of the Committee in the event of retirement, disability or death or upon a Change in Control as described below.

The 2016 Incentive Compensation Plan provides for a bonus (Target) of 100% (for the Chief Executive Officer) and 60% (in the case of the other Named Executive Officers) of base salary, respectively, comprised of 2/3 cash and 1/3 restricted stock, at 100% achievement of the financial objectives. The price of the restricted stock will be the closing market price of the Company's common stock on the date the grant is approved by the Committee in October following fiscal year end. The stock award restriction will be removed one year after the grant date.

Pursuant to the Officers' Incentive Compensation Plan for Fiscal 2016, the Committee may modify the Financial Factor used in determining the incentive compensation by plus or minus 20% based upon strategic organizational goals and priorities established by the Committee. The specific strategic performance measurements based upon those organizational goals and priorities are determined annually by the Committee. The financial performance measurement or measurements, the threshold, target and maximum performance levels for which bonuses will be paid pursuant to the 2016 Incentive Compensation Plan have not yet been established by the Committee. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non‑operating or significant events not anticipated by the Committee when financial performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the 2016 Incentive Compensation Plan.

In the event of a "Change in Control" (as defined in the 2016 Incentive Compensation Plan) participants are entitled to receive full annual awards within 15 days of the effective date of the Change of Control based on the Committee's estimate of the Company's financial performance through the end of the year in which such Change in Control occurs.

The Named Executive Officers are also eligible for incentive awards under the LTIP 2016‑2018. The purpose of the LTIP 2016‑2018 is to promote the long-term growth and profitability of the Company by providing the officers of the Company with an incentive to achieve long-term corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the Company. The LTIP 2016‑2018 provides for incentive awards consisting of performance stock grants made in restricted shares of the Company's Common Stock. The awards under the LTIP 2016‑2018 are based upon the Company's financial performance as measured against the Company's financial results at the end of the three year fiscal period. The Named Executive Officers must be employed by the Company at the end of fiscal 2018 to be eligible for an incentive award under the LTIP 2016‑2018, except upon a Change in Control as described below.

Under the LTIP 2016-2018, the amount of the participants' long‑term incentive award for the three‑year fiscal period is in direct proportion to the Company's financial performance expressed as a percentage (Financial Factor) against award targets for each participant predetermined by the Committee (such as earnings, return on equity, return on invested capital or other applicable measures). The Company's financial results for the three‑year fiscal period are used in determining the Financial Factor to be used for that plan period when calculating the participants' long‑term incentive awards. Restricted stock earned under the LTIP 2016-2018 and approved by the Committee will be awarded as soon as practical after the Company's year-end accounting following the 2018 fiscal year end. The price of any restricted stock award will be the closing market price of the Company's Common Stock on the date on which the grant is approved by the Committee. The stock award restriction will be removed one year after the grant date.

The long‑term incentive for the Named Executive Officers provides for an opportunity of 50% of the annualized base salary (Target) to be awarded in restricted stock at 100% achievement of the financial long-term objectives. The annualized base salary figure used is the salary in place for each participant as of September 2015. The resultant incentive award (at 100% of the three‑year fiscal management plan) will be adjusted up or down as determined by actual financial performance expressed as a percentage (Financial Factor) at the end of the three‑year fiscal period.

The financial performance measurement or measurements and the threshold, target and maximum performance levels for which incentive awards will be paid pursuant to the LTIP 2016-2018 have not yet been established by the Committee. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non‑operating or significant events not anticipated by the Committee when financial performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the LTIP 2016‑2018.

In the event of a "Change in Control" (as defined in the LTIP 2016-2018) participants are entitled to receive a full three‑year plan award within 15 days of the effective date based on the Committee's estimate of the Company's financial performance through the end of the LTIP 2016-2018 three‑year fiscal period.

In the event the Committee reasonably determines that the performance certified by the Committee, and any payment made to a participant with respect to the 2016 Incentive Compensation Plan or the LTIP 2016-2018 was based on the achievement of financial results that are subsequently the subject of a restatement due to material noncompliance with any financial reporting requirement under either generally accepted accounting principles or federal securities laws, other than as a result of changes to accounting rules and regulations, the participant will be obligated to repay to the Company such amounts required under any rules or regulations adopted by the Securities and Exchange Commission under Section 10D(b)(2) of the Securities Exchange Act of 1934, as amended, any rules or standards adopted by a national securities exchange on which the Company's equity securities are listed, any related guidance from a governmental agency which has jurisdiction over the administration of such provision, any judicial interpretation of such provision and as otherwise may be required under applicable law or Company policy, in each case as determined by the Committee.

Reference is made to each of the 2016 Incentive Compensation Plan and the LTIP 2016‑2018 filed as Exhibits 99.1 and 99.2, respectively, to this Report and are incorporated herein by this reference.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Description
99.1	Officers Incentive Compensation Plan Fiscal Period 2016
99.2	Officers Long-Term Incentive Plan Fiscal Three-Year Period 2016, 2017 and 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2015

WINNEBAGO INDUSTRIES, INC.

By: /s/ Randy J. Potts

Name: Randy J. Potts

Title: Chairman of the Board, Chief Executive Officer and President

EXHIBIT INDEX

**Exhibit
Number   Description**

99.1   Officers Incentive Compensation Plan Fiscal Period 2016

99.2   Officers Long-Term Incentive Plan Fiscal Three-Year Period 2016, 2017 and 2018



OFFICERS INCENTIVE COMPENSATION PLAN

GROUP A - OFFICERS

FISCAL PERIOD 2016

WINNEBAGO INDUSTRIES, INC.
OFFICERS INCENTIVE COMPENSATION PLAN

Fiscal Period 2016

1. **Purpose**.   The purpose of the Winnebago Industries, Inc. Officers Incentive Compensation Plan (the "Plan") is to promote the growth and profitability of Winnebago Industries, Inc. (the "Company") by providing its officers with an incentive to achieve corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the company.

2. **Authority; Administration**.

   a. **2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan.** Any awards of common stock issuable under this Plan shall be issued under and pursuant to the terms of the Company's 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan (the "Stock Plan"), and the terms of this Plan and any determinations made hereunder shall constitute terms and conditions of the award of common stock under the Stock Plan. Terms not otherwise defined in this Plan shall have the meaning set forth in the Stock Plan.

   b. **Administrator**.   The Plan shall be administered by the Human Resources Committee (the "Committee") appointed by the Board of Directors, or a subset of such Committee that satisfies the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code") with respect to any incentive compensation subject to Code §162(m).

   c. **Powers and Duties**.   The Committee shall have sole discretion and authority to make any and all determinations necessary or advisable for administration of the Plan and may amend or revoke any rule or regulation so established for the proper administration of the Plan. All interpretations, decisions, or determinations made by the Committee pursuant to the Plan shall be final and conclusive.

   d. **Annual Approval**. The Board must approve the Plan, without metrics, prior to the beginning of each new fiscal year.

3. **Participation Eligibility**.

   a. Participants must be an officer of the Company with responsibilities that can have a real impact on the Corporation's end results.

   b. The Committee will approve all initial participation prior to the beginning of each new plan year.

   c. The Committee will make the determination on participation for new participants and for any pro-rated payment of earned incentives due to retirement, disability or death. Unless otherwise specified, participants must be employed as of the end of the fiscal year to be eligible for any incentive payment.

4. **Nature of the Plan**.   The incentive award is based upon financial performance of the Corporation and certain measurable strategic performance factors. The Plan is an annual program that provides for annual measurements of financial and/or strategic performance and an opportunity for an annual incentive payment based on performance results.

The performance measurements for this Plan will be based upon one or more pre-established financial and strategic criteria. These performance measurements will provide an appropriate balance between quality and quantity of earnings or other financial criteria. The Committee will establish the financial measurements including a Target, a minimum threshold below which an incentive will not be paid, and a maximum incentive level within the first 90 days of the fiscal year. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non-operating or significant events not anticipated by the Committee when financial performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the Plan.

The Board of Directors has determined that the following strategic goals and priorities may be taken into account by the Committee, along with other measurable strategic goals and priorities that they identify, when they are determining the strategic performance measurements for this Plan:

Revenue Growth	Customer Satisfaction
Market Share	Inventory Management
Product Quality	Technical Innovation
Product Introduction	Ethical Business Practices
Planning	Business Diversity Initiatives

The Committee must identify objective measurements for each of the strategic performance factors it chooses to include and they must be established within the first 90 days of the fiscal year. Based upon achieving or not achieving the strategic performance measurements, the Committee may adjust the financial incentive compensation by plus or minus 20%.

5. **Method of Payment**.   The amount of the participants' incentive compensation for the fiscal year shall be in direct proportion to the financial performance expressed as a percentage (Financial Factor) against predetermined compensation targets for each participant. The results for the fiscal year will be used in identifying the Financial Factor to be used when calculating the participants' incentive compensation. The cash payment and stock grant, if any, shall be awarded as soon as practical after the final measurement of financial and strategic criteria has been approved by the Committee in October following fiscal year end, but in no event later than 2 ½ months after the end of the fiscal year.

The incentive for the executive officers except for the Chief Executive Officer, provides for a 60% incentive (Target) opportunity of base pay, comprised of a mix of (2/3) cash and (1/3) restricted stock at 100% achievement of the financial objectives. The incentive for the Chief Executive Officer provides for a 100% incentive (Target) opportunity expressed as a percentage of base salary comprised of a mix of (2/3) cash and (1/3) restricted stock at 100% achievement of the financial objectives respectively. The Committee delegates to the CEO the authority to establish the incentive (Target) for officers other than executive officers subject to the provisions set forth in this Plan.

A participant must be employed by Winnebago Industries, Inc. at the end of the fiscal year to be eligible for any incentive payment except as waived by the Committee for retirement, disability or death. Any payment made under this Plan shall be subject to any employment and income tax withholding and other deductions as required by law.

6.   **Restricted Stock**. One-third (1/3) of the officers' earned incentive for the year, pursuant to Paragraph 5 of the Plan will be awarded in the form of a grant made in restricted shares of common stock to encourage stock ownership and promote the long-term growth and profitability of Winnebago Industries, Inc. The price of the stock shall be the closing market price of the Company's common stock on the date in which the grant is approved by the Committee. The stock grant will be considered vested and taxable on the date of such grant. A sufficient amount of stock may be withheld to pay any employment and income taxes applicable thereto. The transfer restriction on the remaining stock award shall be removed one year following date of grant.

7.   **Change in Control**. In the event the Company undergoes a "Change in Control" as defined in the Stock Plan during the Plan year, the Committee shall, prior to the effective date of the Change in Control (the "Effective Date"), make a good faith estimate with respect to the achievement of the financial performance through the end of the Plan year in which the Effective Date occurs. In making such estimate, the Committee may compare the achievement of the financial performance against forecast through the Plan period and may consider such factors as it deems appropriate. The Committee shall exclude from any such estimate any and all costs and expenses arising out of or in connection with the Change in Control. Based on such estimate, the Committee shall make a full Plan year award within 15 days after the Effective Date to all participants.

8.   **Recoupment of Incentive Compensation**. Notwithstanding anything herein to the contrary, cash payments and restricted stock award paid in connection with the Plan shall be subject to forfeiture and recoupment to the extent required under federal law and in accordance with Section 14 of the Stock Plan.

9.   **Governing Law**. Except to the extent preempted by federal law, the consideration and operation of the Plan shall be governed by the laws of the State of Iowa.

10. **Employment Rights**. Nothing in this Plan shall confer upon any employee the right to continue in the employ of the Company, or affect the right of the Company to terminate an employee's employment at any time, with or without cause.

Approved by the Human Resources Committee on June 16, 2015.



OFFICERS LONG-TERM INCENTIVE PLAN

FISCAL THREE-YEAR PERIOD

2016, 2017 and 2018

WINNEBAGO INDUSTRIES, INC.
OFFICERS LONG-TERM INCENTIVE PLAN

Fiscal Three-Year Period 2016, 2017 and 2018

1. **Purpose**. The purpose of the Winnebago Industries, Inc. Officers Long-Term Incentive Plan (the "Plan") is to promote the long-term growth and profitability of Winnebago Industries, Inc. (the "Company") by providing its officers with an incentive to achieve long-term corporate profit objectives and to attract and retain officers who will contribute to the achievement of growth and profitability of the Company.

2. **Authority; Administration**.

    a. **2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan.** Any awards of common stock issuable under this Plan shall be issued under and pursuant to the terms of the Company's 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan (the "Stock Plan"), and the terms of this Plan and any determinations made hereunder shall constitute terms and conditions of the award of common stock under the Stock Plan. Terms not otherwise defined in this Plan shall have the meaning set forth in the Stock Plan.

    b. **Administrator**. The Plan shall be administered by the Human Resources Committee (the "Committee") appointed by the Board of Directors, or a subset of such Committee that satisfies the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code") with respect to any incentive compensation subject to Code §162(m).

    c. **Powers and Duties**. The Committee shall have sole discretion and authority to make any and all determinations necessary or advisable for administration of the Plan and may amend or revoke any rule or regulation so established for the proper administration of the Plan. All interpretations, decisions, or determinations made by the Committee pursuant to the Plan shall be final and conclusive.

    d. **Annual Approval**. The Board must approve the Plan, without metrics, prior to the beginning of each new fiscal three (3) year plan period. Each year a new plan will be established for a new three-year period.

3. **Participation Eligibility**.

    a. Participants must be an officer of the Company with responsibilities that can have a real impact on the Corporation's end results.

    b. The Committee will approve all initial participation prior to the beginning of each new plan year.

c.   The Committee will make the determination on participation for new participants. Unless otherwise specified, participants must be actively employed as of the end of the three (3) year fiscal period to be eligible for any incentive award.

4.   **Nature of the Plan**.   The long-term incentive award is based upon financial performance of the Corporation. The Plan is a three (3) year (fiscal) program that provides for an opportunity for an incentive award based on the achievement of long-term financial performance results as measured at the end of the three (3) year fiscal period.

The performance measurements for this Plan will be based upon one or more pre-established financial and strategic criteria. These financial performance measurements will provide an appropriate balance between quality and quantity of earnings or other financial criteria. The Committee will establish the financial measurements including a Target, a minimum threshold below which an incentive will not be paid and a maximum incentive level within the first 90 days of the fiscal year in which the Plan is established. Financial performance achievement levels may be adjusted to include or exclude specific items of an unusual nature or non-operating or significant events not anticipated by the Committee when financial performance measurements were established, as determined by the Committee in its sole discretion and as permitted by the Plan.

5.   **Method of Payment**.   The long-term incentive award will be a stock grant made in restricted shares of the common stock of Winnebago Industries, Inc. The amount of the participants' long-term incentive award for the three (3) year fiscal period shall be in direct proportion to the financial performance expressed as a percentage (Financial Factor) against predetermined award targets for each participant. The results for the fiscal three (3) year period will be used in identifying the Financial Factor to be used for that plan period when calculating the participants' long-term incentive awards.

The long-term incentive for the executive officers provides for an opportunity of 50% of the annualized base salary (Target) to be awarded in restricted stock at 100% (Target) achievement of the financial long-term objectives. The Committee delegates to the CEO the authority to establish the incentive (Target) opportunity for officers other than executive officers subject to the limitations set forth in this Plan. The annualized base salary figure used for the three (3) year period beginning Fiscal 2016 shall be the salary in place for each participant as of September 2015. The resultant stock unit share opportunity (Target) will be adjusted up or down as determined by actual financial performance expressed as a percentage (Financial Factor) at the end of the three (3) year fiscal period.

6.   **Restricted Stock**. The earned incentive for the three year performance period will be awarded in the form of a grant made in restricted shares of common stock to encourage stock ownership and promote the long-term growth and profitability of Winnebago Industries, Inc. A participant must actively be employed by Winnebago Industries, Inc. at the end of the fiscal three (3) year period to be eligible for any long-term incentive award. The long-term restricted stock grant shall be awarded as soon as practical after the final

measurement of the financial criteria has been approved by the Committee in October following fiscal year end, but in no event later than 2 ½ months after the end of the fiscal year. The price of the stock shall be the closing market price of the Company's common stock on the date in which the grant is approved by the Committee. The stock grant will be considered vested and taxable on the date of such grant. A sufficient amount of stock may be withheld to pay any employment and income taxes applicable thereto. The transfer restriction on the remaining stock award shall be removed one year following date of grant.

7.   **Change in Control**. In the event the Company undergoes a "Change in Control" as defined in the Stock Plan, the Committee shall, prior to the effective date of the Change in Control (the "Effective Date"), make a good faith estimate with respect to the achievement of the financial performance through the end of the Plan three (3) year period. In making such estimate, the Committee may compare the achievement of the financial performance against the forecast through the Plan three (3) year period and may consider such other factors as it deems appropriate. The Committee shall exclude from any such estimate any and all costs and expenses arising out of or in connection with the Change in Control. Based on such estimate, the Committee shall make a full three (3) year Plan award within 15 days after the Effective date to all participants.

8.   **Recoupment of Incentive Compensation**. Notwithstanding anything herein to the contrary, cash payments and restricted stock award paid in connection with the Plan shall be subject to forfeiture and recoupment to the extent required under federal law and in accordance with Section 14 of the Stock Plan.

9.   **Governing Law**. Except to the extent preempted by federal law, the consideration and operation of the Plan shall be governed by the laws of the State of Iowa.

10.   **Employment Rights**. Nothing in this Plan shall confer upon any employee the right to continue in the employ of the Company, or affect the right of the Company to terminate an employee's employment at any time, with or without cause.

Approved by the Human Resources Committee on June 16, 2015.